UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

February 19, 2009

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock Code Number (Japan):	8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Capital Adequacy Ratio as of December 31, 2008

Mizuho Financial Group, Inc. hereby announces Capital Adequacy Ratio as of December 31, 2008, based on “Consolidated Financial Statements for the Third Quarter of Fiscal 2008” disclosed on January 30, 2009, as shown in the appendix.

Please direct any inquiries to:

Mizuho Financial Group, Inc. Corporate Communications 81-3-5224-2026

Appendix

Capital Adequacy Ratio

(%, Billions of yen)

Mizuho Financial Group (BIS Standard)	As of December 31, 2008	Change from September 30, 2008	As of September 30, 2008
(1) Consolidated Capital Adequacy Ratio	11.28	(0.17)	11.45
Tier 1 Capital Ratio	7.29	(0.07)	7.36
(2) Tier 1 Capital	4,621.1	(125.9)	4,747.0
(3) Tier 2 Capital	2,820.1	(151.3)	2,971.4
(4) Deductions for Total Risk-based Capital	294.7	(42.5)	337.3
(5) Total Risk-based Capital (2)+(3)-(4)	7,146.5	(234.6)	7,381.2
(6) Risk-weighted Assets	63,348.3	(1,116.5)	64,464.8
(7) Total Required Capital (6)X8%	5,067.8	(89.3)	5,157.1

	Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)	As of December 31, 2008	Change from September 30, 2008	As of September 30, 2008	As of December 31, 2008
(1) Capital Adequacy Ratio	11.68	0.10	11.58	11.78
Tier 1 Capital Ratio	6.85	0.06	6.79	6.91
(2) Tier 1 Capital	1,945.3	79.5	1,865.8	1,900.1
(3) Tier 2 Capital	1,411.8	32.2	1,379.6	1,411.2
(4) Deductions for Total Risk-based Capital	41.0	(20.5)	61.5	74.6
(5) Total Risk-based Capital (2)+(3)-(4)	3,316.1	132.2	3,183.8	3,236.7
(6) Risk-weighted Assets	28,370.5	891.6	27,478.9	27,466.5
(7) Total Required Capital (6)X8%	2,269.6	71.3	2,198.3	2,197.3

Mizuho Corporate Bank (BIS Standard)

(1) Capital Adequacy Ratio	11.61	(0.07)	11.68	12.63
Tier 1 Capital Ratio	8.80	0.37	8.43	6.97
(2) Tier 1 Capital	3,094.8	83.4	3,011.4	2,382.4
(3) Tier 2 Capital	1,244.7	(192.3)	1,437.0	1,991.9
(4) Deductions for Total Risk-based Capital	258.2	(22.0)	280.2	58.1
(5) Total Risk-based Capital (2)+(3)-(4)	4,081.3	(86.8)	4,168.1	4,316.2
(6) Risk-weighted Assets	35,129.3	(556.4)	35,685.7	34,153.1
(7) Total Required Capital (6)X8%	2,810.3	(44.5)	2,854.8	2,732.2

Mizuho Trust & Banking (BIS Standard)

(1) Capital Adequacy Ratio	11.83	(1.09)	12.92	11.81
Tier 1 Capital Ratio	7.46	(0.43)	7.89	7.37
(2) Tier 1 Capital	286.4	(15.5)	301.9	278.3
(3) Tier 2 Capital	173.6	(24.7)	198.4	173.2
(4) Deductions for Total Risk-based Capital	6.1	(0.0)	6.2	5.9
(5) Total Risk-based Capital (2)+(3)-(4)	453.9	(40.2)	494.2	445.6
(6) Risk-weighted Assets	3,835.0	11.0	3,823.9	3,772.4
(7) Total Required Capital (6)X8%	306.8	0.8	305.9	301.7

(Reference) Mizuho Bank (BIS Standard)

(1) Capital Adequacy Ratio	10.98	(0.53)	11.51	10.98
Tier 1 Capital Ratio	6.18	(0.56)	6.74	6.22
(2) Tier 1 Capital	1,760.3	(105.5)	1,865.8	1,712.5
(3) Tier 2 Capital	1,404.7	25.0	1,379.6	1,380.1
(4) Deductions for Total Risk-based Capital	38.5	(23.0)	61.5	72.1
(5) Total Risk-based Capital (2)+(3)-(4)	3,126.4	(57.4)	3,183.8	3,020.5
(6) Risk-weighted Assets	28,449.2	798.5	27,650.6	27,501.4
(7) Total Required Capital (6)X8%	2,275.9	63.8	2,212.0	2,200.1